20009124

UNITEDSTATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 03 2020
Washington DC
41

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Atlantic Clearing & Settlement Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Waterfront Place, Suite 540
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph F. Banco 800-693-7800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

12 Federal Street, Suite 200	Pittsburgh	PA	15212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Joseph F. Banco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Atlantic Clearing & Settlement Corporation, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Stacey Madison, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Feb. 7, 2021
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Signature

Chief Financial Officer
Title

Stacey Madison
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
(A Wholly Owned Subsidiary of Mid Atlantic Trust Company)

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2019

These Financial Statements and Schedules Should Be Deemed Confidential Pursuant to Subparagraph (e)(3) of Rule 17a-5

MID ATLANTIC CLEARING & SETTLMENT CORPORATION
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
DECEMBER 31, 2019

CONTENTS

GRANT THORNTON LLP
Two Commerce Square
2001 Market St. Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Equity Owner
Mid Atlantic Clearing & Settlement Corporation

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Mid Atlantic Clearing & Settlement Corporation (the "Company"; a Delaware corporation), a wholly owned subsidiary of Mid Atlantic Trust Company as of December 31, 2019, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, III, and IV. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We serve as the Company's auditor since 2019.

Philadelphia, Pennsylvania
March 2, 2020

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
Cash and Cash Equivalents	$	412,384
Cash Segregated Under Federal and Other Regulations		54
Deposits with Clearing Organizations		20,000
Prepaid and Other Assets		18,298
State Income Tax Receivable		2,016
Total Assets	$	452,752
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts Payable, Accrued Expenses, and Other Liabilities	$	8,795
Payable to Parent Company		7,591
Payable to Customers		54
		16,440
Stockholder's Equity		
Common Stock; $0.01 Par Value; 1,000 Shares Authorized, Issued, and Outstanding		10
Additional Paid-In Capital		461,362
Accumulated Deficit		(25,060)
Total Stockholder's Equity		436,312
Total Liabilities and Stockholder's Equity	$	452,752

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Fiduciary Service Fees	$	90,000
Other Income		7,769
Total Revenue		97,769
EXPENSES		
General and Administrative Expenses		31,133
Clearing and Execution Charges		18,095
Total Expenses		49,228
Income Before Income Taxes		48,541
Income Tax Expense		11,776
Net Income	$	36,765

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance - December 31, 2018	$ 10	$ 1,231,057	$ (581,521)	$ 649,546
Restatement - see Note 6		(769,695)	519,695	(250,000)
Balance - December 31, 2018 as restated	10	461,362	(61,826)	399,546
Contributed Capital	-	-	-	-
Net Income	-	-	36,765	36,765
Dividends	-	-	-	-
Balance - December 31, 2019	$ 10	$ 461,362	$ (25,061)	$ 436,311

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2019

Balance - December 31, 2018	$	-
Increases		-
Decreases		-
Balance - December 31, 2019	$	-

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

OPERATING ACTIVITIES		
Net Income	$	36,765
Changes In		
Prepaid and Other Assets		(3,710)
State Income Tax Receivable		(2,016)
Payable to Parent Company		7,591
Accounts Payable, Accrued Expenses, and Other Liabilities		3,797
Net Cash and Cash Equivalents From Operating Activities		42,427
Net Increase in Cash and Cash Equivalents		42,427
Cash and Cash Equivalents - Beginning		370,011
Cash and Cash Equivalents - Ending	$	412,438

The accompanying notes are an integral part of this financial statement.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Mid Atlantic Clearing & Settlement Corporation was incorporated under the laws of the State of Delaware in September 1994 under the name Life Cycle Mutual Fund Distributors. On July 11, 2017, the Company changed its name to Mid Atlantic Clearing & Settlement Corporation ("MACSC", the "Company").

The Company's former parent, Fiscus Financial, LLC ("Fiscus"), sold the Company on June 29, 2017 to Mid Atlantic Trust Company through a Stock Purchase Agreement. Currently, the Company is a wholly owned subsidiary of Mid Atlantic Trust Company (the "Parent"), a South Dakota corporation. The Parent is a wholly owned subsidiary of Mid Atlantic Capital Group, Inc. (the "MACG"), a Delaware corporation, which is a wholly owned subsidiary of GUA - Uniontown Capital Corporation. GUA – Uniontown Capital Corporation is a wholly owned subsidiary of EdgeCo Buyer, Inc., which is a wholly owned subsidiary of EdgeCo Holdings, Inc., both Delaware corporations.

The Company is a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA"). The Company is a member of the National Securities Clearing Corporation for the execution and clearance of mutual fund transactions. The Company operates under the full provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3. The Company expects to commence their Clearing and Settlement Operations during 2020.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Restatement of Previously Issued Financial Statements

Ending equity for the year ended December 31, 2018 has been restated to correct an error in the application of purchase accounting as further described in Note 6.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual balances could differ from those estimates.

Securities Transactions and Revenue from Customer Securities Transactions

Customers' securities and commodities transactions are reported on a settlement date basis with related commission and fee income and expenses reported on a settlement date basis. In the opinion of management, the differences in settlement date versus trade date recording is not considered material to the financial statements.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company receives commissions from mutual fund companies and records the amount of fees received as revenues given with no related commission expense as the Company has no advisor or customer agreements.

Cash and Cash Equivalents and Concentrations of Credit Risk

The Company maintains bank accounts at several financial institutions. The accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year, the Company's cash balances may have exceeded FDIC limits. The Company has not experienced any losses in these accounts during the year ended December 31, 2019.

The Company is a mutual fund self-clearing broker-dealer and member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC. Interest is paid monthly on this cash deposit at the average overnight repurchase rate.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Income Taxes

Income taxes are accounted for in accordance with ASC Topic 740, Income Taxes, under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is included in the U.S. consolidated income tax return of EdgeCo Holdings, Inc. Income taxes are determined by the Company on a separate company basis as if the Company had filed separate returns. Certain states may require the company to file its own separate returns. The tax provision (or benefit) allocated to the Company under the separate company basis is included in the Payable to Parent Company line in the statement of financial condition.

The Company reports all deferred tax assets and liabilities, and related valuation allowances, as noncurrent in accordance with Accounting Standards Update (ASU) 2015-17, Balance Sheet Classification of Deferred Taxes.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of income. Accrued interest and penalties would be included on the related tax liability line in the statement of financial condition. Total interest and penalties during 2019 was $0.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

GAAP prescribes rules for recognition, measurement, classification, and disclosure in the consolidated financial statements of uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the date of filing.

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after December 31, 2019 and through the date the financial statements were issued.

3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $54 has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the SEC.

4 – RELATED PARTY TRANSACTIONS

The company provides trading and settlement services for a related party (a company under common ownership) for a fee. Total fees earned from this related party during 2019 were $90,000, of which $0 was receivable at December 31, 2019.

On occasion, the Company receives from and/or advances funds to its Parent. The outstanding advances do not bear interest and do not have a fixed repayment term. At December 31, 2019, the Company had a payable due to its Parents in the approximate amount of $8,000, which is included under the caption "Payable to Parent Company" in the accompanying statement of financial condition.

5 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness" not exceed fifteen times its "net capital" as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2019, the Company's net capital under the uniform net capital rule was approximately $416,000, which exceeded the minimum capital requirements by approximately $166,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2019, was .04 to 1.

6 – RESTATEMENT OF FINANCIAL RESULTS

Management of the Company has determined that the methodology used to account for purchase accounting in previously issued financial statements was inappropriate, resulting in inaccurate recording of an intangible asset on the Company's books in the amount of $250,000.

The Company has determined that a correction was required, and as such, has restated its previously reported stockholder's equity to remove an intangible asset. The impact of the correction is as follows:

	As Previously Reported	As Restated	Restatement
Stockholder's Equity			
December 31, 2018	$ 649,546	$ 399,546	$ (250,000)

7 – INCOME TAXES

The Company is taxed as a C Corporation for federal and state income taxation purposes. Accordingly, the Company reported income tax for the year ended December 31, 2019.

For the year ended December 31, 2019, income tax payable (benefit) consisted of the following:

	Current	Deferred	Total
U.S Federal	$ -	$ -	$ -
State	(2,016)	-	(2,016)
	$ (2,016)	$ -	$ (2,016)

The Provision for Income Taxes consists of the following components:

Current Tax Expense	$ 11,776
Deferred Tax Expense	-
Total Income Tax	$ 11,776

The tax-related balance due to the parent as of December 31, 2019 is $7,592.

The effective tax rate varied from the statutory federal income tax rate due to state taxes. The effective tax rate for the year ended December 31, 2019 was 24.3%.

SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2019

NET CAPITAL	
Stockholder's Equity	$ 436,312
Deductions	
Non-Allowable Assets From Statement of Financial Condition	(20,314)
Net Capital	$ 415,998
AGGREGATE INDEBTEDNESS	
Additions	
Items Included in the Statement of Financial Condition	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 8,795
Payable to Parent Company	7,591
Payable to Customers	54
Total Aggregate Indebtedness	$ 16,440
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or $250,000)	$ 250,000
Excess Net Capital Amount	$ 165,998
Ratio of Aggregate Indebtedness to Net Capital	0.04 to 1

See independent auditors' report.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
RECONCILIATION OF REPORTED NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2019

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2019)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 426,809
Additions	-
Subtractions	(10,811)
Net Capital, as Reported in the Audited Financial Statements	$ 415,998

Subtractions from net capital include adjustments for state tax expense and fees due to clearing organizations.

See independent auditors' report.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO SEC RULE 15c3-3
DECEMBER 31, 2019

RESERVE REQUIREMENT

Credit Balances		
Free Credit Balances in Customer Cash Accounts	$	54
Debit Balances		
Debit Balances in Customer Cash Accounts		-
Excess of Credits Over Debits	$	54

REQUIRED DEPOSIT

Amount Held on Deposit in "Reserve Bank Accounts"	$	54
Amount of Withdrawal		-
Net Amount in "Reserve Bank Accounts" After Deducting the Withdrawal	$	54

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part II of Form X-17A-5 as of December 31, 2019)

Excess of Credits Over Debits as Reported in the Company's Part II (Unaudited) Focus Report, as Originally Filed	$	54
Difference		-
Excess of Credits Over Debits as Reported in the Audited Financial Statements	$	54

See independent auditors' report.

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
DECEMBER 31, 2019

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under SEC rule 15c3-3).

   A. Number of items. -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC rule 15c3-3.

   A. Number of items. -

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
(A Wholly Owned Subsidiary of Mid Atlantic Trust Company)

EXAMINATION REPORT ON MANAGEMENT'S ASSERTIONS IN THE COMPLIANCE REPORT – SEC RULE 17a-5(d)(4)

December 31, 2019

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
(A Wholly Owned Subsidiary of Mid Atlantic Trust Company)

EXAMINATION REPORT ON MANAGEMENT'S ASSERTIONS IN THE
COMPLIANCE REPORT – SEC RULE 17a-5(d)(4)

December 31, 2019

CONTENTS

GrantThornton

GRANT THORNTON LLP
Two Commerce Square
2001 Market St. Suite 700
Philadelphia, PA 19103

D +1 215 561 4200
F +1 215 561 1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Mid Atlantic Clearing and Settlement Corporation
Pittsburgh, Pennsylvania

We have examined the statements of Mid Atlantic Clearing and Settlement Corporation (the "Company"; a Pennsylvania corporation), included in the accompanying compliance report, that (1) the Company's internal control over compliance was effective during the most recent fiscal year ended December 31, 2019, (2) the Company's internal control over compliance was effective as of December 31, 2019, (3) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019, and (4) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13 or FINRA Rule 2231 that requires account statements to be sent to the customers of the Company will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2019, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019, and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2019, was derived from the Company's books and records. Our examination included testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

Grant Thornton LLP

Philadelphia, Pennsylvania
March 2, 2020

EXHIBIT

MANAGEMENT'S COMPLIANCE REPORT

MID ATLANTIC CLEARING & SETTLEMENT CORPORATION
COMPLIANCE REPORT – SEC Rule 17a-5(d) (4)
FOR THE FISCAL YEAR JANUARY 1, 2019 TO DECEMBER 31, 2019

I, Joseph F. Banco, Chief Financial Officer of Mid Atlantic Clearing & Settlement Corporation (the "Company", the "broker-dealer"), hereby state that the Company met the broker-dealer identified provisions pursuant to the U.S. Security and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. §240.17a-5 of the U.S. Securities and Exchange Commission, for a broker-dealer not claiming an exemption to Rule 15c3-3, and that carried customer funds or securities throughout the fiscal year January 1, 2019 through December 31, 2019.

To my best knowledge and belief,

- The broker-dealer has established and maintained *Internal Control Over Compliance*;
- The *Internal Control Over Compliance* of the broker-dealer was effective during the most recent fiscal year, fiscal year January 1, 2019 through December 31, 2019;
- The *Internal Control Over Compliance* of the broker-dealer was effective as of the end of the most recent fiscal year of December 31, 2019;
- The broker-dealer was in compliance with §240.15c3-1 and §240.15c3-3(e) as of the end of the most recent fiscal year of December 31, 2019; and
- The information the broker-dealer used to state whether it was in compliance with §240.15c3-1 and §240.15c3-3(e) was derived from the books and records of the broker-dealer.

For the purpose of this Rule, I understand that the term *Internal Control Over Compliance* means internal controls that have the objective of providing the broker or dealer with reasonable assurance that non-compliance with §240.15c3-1, §240.15c3-3, §240.17a-13, or any rule of the designated examining authority of the broker or dealer that requires account statements to be sent to the customers of the broker or dealer (an "Account Statement Rule") will be prevented or detected on a timely basis.

A *material weakness* is a deficiency, or a combination of deficiencies, in *Internal Control Over Compliance* such that there is a reasonable possibility that non-compliance with §240.15c3-1 or §240.15c3-3(e) will not be prevented or detected on a timely basis or that non-compliance to a material extent with §240.15c3-3, except for paragraph (e), § 240.17a-13, or any Account Statement Rule will not be prevented or detected on a timely basis. A *deficiency in Internal Control Over Compliance* exists when the design or operation of a control does not allow the management or employees of the broker or dealer, in the normal course of performing their assigned functions, to prevent or detect on a timely basis non-compliance with §240.15c3-1, §240.15c3-3, §240.17a-13, or any Account Statement Rule.

Based on the above, I represent, to the best of my knowledge and belief, that there were no:

- Identified material weaknesses in the *Internal Control Over Compliance* of the broker-dealer during the fiscal year January 1, 2019 through December 31, 2019; and
- Identified instances of non-compliance with § 240.15c3-1 or§ 240.15c3-3(e) for the period of January 1, 2019 to December 31, 2019.

[signature] 3/2/2020

Joseph F. Banco
Chief Financial Officer

Date